UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)*

Tenax Therapeutics, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

88032L209
(CUSIP Number)

Brian Kohn c/o Armistice Capital, LLC 510 Madison Avenue 7th Floor New York, NY 10022 Telephone Number: (212) 231-4930
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 17, 2022
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 88032L209

1.	NAME OF REPORTING PERSONS

Armistice Capital, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,572,840

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,572,840

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,572,840

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.99%

14.	TYPE OF REPORTING PERSON

IA, OO

CUSIP No. 88032L209
1.	NAME OF REPORTING PERSONS
Steven Boyd

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,572,840

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,572,840

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,572,840

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.99%

14.	TYPE OF REPORTING PERSON

IN, HC

Amendment No. 2 to Schedule 13D

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”).  This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.
All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 4.	Purpose of Transaction
Item 4 of the Schedule 13D is supplemented and superseded, as the case may be, as follows:

Purchase Agreement

On May 17, 2022, Tenax Therapeutics, Inc. (the “Issuer”) entered into a securities purchase agreement (the “Purchase Agreement”) with the Master Fund pursuant to which the Issuer agreed to sell and issue to the Master Fund 10,596,027 units (“Units”) in a private placement at a purchase price of $0.775 per Unit (the “Offering”). Each Unit consists of one unregistered pre-funded warrant to purchase one share of common stock, par value $0.0001 (collectively, the “Pre-Funded Warrants”), and one unregistered warrant to purchase one share of common stock (collectively, the “Series E Warrants”, and together with the Pre-Funded Warrants, the “Warrants”). In the aggregate, 21,192,054 shares of the Issuer’s common stock are underlying the Warrants (the “Warrant Shares”). The Offering closed on May 19, 2022. The aggregate gross proceeds to the Issuer of the Offering were approximately $8.0 million.

Each Unregistered Pre-Funded Warrant has an exercise price of $0.0001 per share of common stock, is immediately exercisable, may be exercised at any time until exercised in full and is subject to customary adjustments. Each Series E Warrant has an exercise price of $0.63 per share of common stock (the “Exercise Price”), is immediately exercisable, will expire five and one-half years from the date of issuance and is subject to customary adjustments. The Warrants may not be exercised if the aggregate number of shares of the Issuer’s common stock beneficially owned by the Master Fund (together with its affiliates) would exceed 9.99% of the Issuer’s outstanding common stock immediately after exercise. However, the Master Fund may increase (upon 61 days’ prior notice from the Master Fund to the Issuer) or decrease such percentage, provided that in no event such percentage exceeds 9.99%.

The Purchase Agreement includes customary representations, warranties and covenants by the Issuer.

The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Purchase Agreement, which is incorporated by reference as Exhibit 99.5, and is incorporated herein by reference.

The foregoing description of the Pre-Funded Warrants does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Pre-Funded Common Stock Purchase Warrant Agreement, which is incorporated by reference as Exhibit 99.6, and is incorporated herein by reference.

The foregoing description of the Series E Warrants does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Series E Warrants Common Stock Purchase Warrant, which is incorporated by reference as Exhibit 99.7, and is incorporated herein by reference.

Registration Rights Agreement

Additionally, on May 17, 2022 and in connection with the Offering, the Issuer entered into a registration rights agreement (the “Registration Rights Agreement”) with the Master Fund, pursuant to which the Issuer agreed to register for resale the Warrant Shares within 120 days following the date of the Registration Rights Agreement.

Under certain circumstances, including, but not limited to, (i) if the registration statement is not filed by the earlier of 30 calendar days after the date of the Registration Rights Agreement, (ii) if the registration statement has not been declared effective (A) by the 120th calendar day after the date of the Registration Rights Agreement (or, in the event of a “full review” by the Securities and Exchange Commission (the “SEC”), the 150th calendar day after the date of the Registration Rights Agreement) or (B) within five trading days following the date the Issuer is notified by the SEC that the registration statement will not be reviewed or is no longer subject to further review and comments, then the Issuer has agreed to pay the Master Fund, as partial liquidated damages, an amount equal to 1.0% of the Master Fund’s aggregate subscription amount paid pursuant to the Purchase Agreement.

The Registration Rights Agreement includes customary representations, warranties and covenants by the Issuer.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, which is incorporated by reference as Exhibit 99.8, and is incorporated herein by reference.

Warrant Amendment Agreement

In connection with the Offering, the Issuer entered into a warrant amendment agreement (the “Warrant Amendment Agreement”) with the Master Fund, in consideration for the Master Fund’s purchase of approximately $8.0 million of Units in the Offering, pursuant to which the Issuer agreed to amend certain previously issued warrants held by the Master Fund, as follows:

i.
the warrants issued on July 8, 2021 to purchase 4,773,269 shares of Common Stock at an exercise price of $1.97 per share, were amended by reducing the existing exercise price to the Exercise Price and extending the termination date of the warrant to January 8, 2029;

ii.
the Series B warrants issued on July 8, 2020 to purchase 3,175,924 shares of Common Stock at an exercise price of $0.903 per share, were amended by extending the termination date of the warrant to January 8, 2028;

iii.
the Series C warrants issued on July 8, 2020 to purchase 4,607,692 shares of Common Stock at an exercise price of $0.903 per share, were amended by extending the termination date of the warrant to January 8, 2028;

iv.
the warrants issued on March 13, 2020 to purchase 2,360,313 shares of Common Stock at an exercise price of $1.04 per share, were amended by reducing the existing exercise price to the Exercise Price and extending the termination date of the warrant to September 15, 2027; and

v.
the Series 2 warrants issued on December 11, 2018 to purchase 2,072,538 shares of Common Stock at an exercise price of $1.93 per share, were amended by reducing the existing exercise price to the Exercise Price and extending the termination date of the warrant to December 11, 2025.

The foregoing description of the Warrant Amendment Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Purchase Agreement, which is incorporated by reference as Exhibit 99.9, and is incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is supplemented and superseded, as the case may be, as follows:

The information in Item 4 is incorporated herein by reference.

The Purchase Agreement is incorporated by reference as Exhibit 99.5 to this Schedule 13D and is incorporated herein by reference.

The form of Pre-Funded Common Stock Purchase Warrant Agreement is incorporated by reference as Exhibit 99.6 to this Schedule 13D and is incorporated herein by reference.

The form of Series E Common Stock Purchase Warrant is incorporated by reference as Exhibit 99.7 to this Schedule 13D and is incorporated herein by reference.

The Registration Rights Agreement is incorporated by reference as Exhibit 99.8 to this Schedule 13D and is incorporated herein by reference.

The Warrant Amendment Agreement is incorporated by reference as Exhibit 99.9 to this Schedule 13D and is incorporated herein by reference.

Item 7.	Material To Be Filed as Exhibit

Exhibit	Description
99.5
Securities Purchase Agreement for Units, dated as of May 17, 2022, by and between Tenax Therapeutics, Inc. and Armistice Capital Master Fund Ltd. (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on May 20, 2022).

99.6	Form of Pre-Funded Common Stock Purchase Warrant (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on May 20, 2022).
99.7	Form of Series E Common Stock Purchase Warrant (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K, filed with the SEC on May 20, 2022).
99.8
Registration Rights Agreement, dated May 17, 2022, by and between Tenax Therapeutics, Inc. and Armistice Capital Master Fund Ltd. (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K, filed with the SEC on May 20, 2022).

99.9
Warrant Amendment Agreement, dated as of May 17, 2022, by and between Tenax Therapeutics, Inc. and Armistice Capital Master Fund Ltd. (incorporated by reference to Exhibit 4.3 to the Issuer’s Current Report on Form 8-K, filed with the SEC on May 20, 2022).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 20, 2022
(Date)

Armistice Capital, LLC

By: /s/ Steven Boyd
Name: Steven Boyd Title: Managing Member
Steven Boyd

/s/ Steven Boyd